SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Investor News	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer proposes increasing dividend to EUR 0.95
Thomas de Win elected Vice Chairman of the Supervisory Board

Leverkusen / March 2, 2006 — Bayer AG’s Supervisory Board today accepted the proposal of the Board of Management to recommend to the Annual Stockholders’ Meeting on April 28, 2006, a dividend for fiscal 2005 of EUR 0.95 per share. With some 730 million shares, this would represent a payout of EUR 694 million, an increase of 73 percent. For fiscal 2004, a dividend of EUR 0.55 per share was paid.
“Fiscal 2005 was a very good year for Bayer and we would like our stockholders to participate appropriately in our success,” says Werner Wenning, Chairman of the Board of Management. The Bayer Group’s financial statements will be presented and discussed at the Spring Financial News Conference on March 6, 2006.
The Supervisory Board also elected Thomas de Win as its Vice Chairman. He takes over from Erhard Gipperich, who retired at the end of January 2006. “We would like to thank Mr. Gipperich for his contribution and wish Mr. de Win all the best in his new post,” said Supervisory Board Chairman Dr. Manfred Schneider.
Before the Supervisory Board meeting de Win (47) had been appointed Chairman of the Bayer Central Works Council. He has been a member of the Supervisory Board since April 2002.

Leverkusen, March 2, 2006

Bayer AG, Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
	By:	/s/ ppa. Dr. Alexander Rosar
		Name:	Dr. Alexander Rosar
		Title:	Head of Investor Relations

	By:	/s/ Dr. Armin Buchmeier
		Name:	Dr. Armin Buchmeier
Date: March 3, 2006		Title:	Senior Counsel